Wonder International Education & Investment Group Corporation

8040 E. Morgan Trail, #18

Scottsdale, AZ 85258

480-966-2020

February 15, 2013

Mr. Ajay Kudori

Attorney-Advisor

Securities and Exchange Commission

Washington, DC

Re: Wonder International Education & Investment Group Corporation (“Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 333-163635

Dear Mr. Koduri:

This letter responds to the Staff’s comment letter dated January 24, 2013 regarding the above referenced filing. For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

In addition, once the comment process is completed, the Company intends to file a Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011 on EDGAR (“Amendment”) which will incorporate the revised text stated herein and in prior response letters (“Revisions”). Moreover, on or before February 22, 2013, we will file a truncated Amendment as a CORRES containing only the Revisions.

1. The vocational schools are covered by the education law of the Peoples Republic of China. Since inception, the Company has elected not to require "reasonable returns" from its schools. All net income that may be available for distribution has been retained for operational purposes.

2. In the Amendment, we will revise our disclosure under the heading “Students Employment Security Advantage” as stated on page 23 of the 2011 Form 10-K as follows:

“Student's Employment Security Advantage

With 15 years of vocational educational training experience, China Wonder has gained many experiences in brand consciousness, management and market orientation. The Company’s 15 employment placement offices are located in the major cities and IT-developed regions. The Company closely monitors student employment placement. Once a student has graduated from one of its core curriculum, that student is assigned to one of the 15 placement centers. The placement center, through communications with the student and prospective employers, tracks the student’s hiring process and results. Based on this process, the Company can accurately assess job placement results for its graduates, and as a result, believes that almost all of the students are placed within 30 days after graduation.”

3. Anhui Wonder’s SAFE registrations have been filed, and we are waiting on notification from SAFE. This information will be included in the Amendment.

4. The trustees of the university are Xie ChunGui, Ling You Jiang, Yang Yi Qing, Zhang Tong Xu, Shi ShouHua. The names of the members of the board of directors of the Company are Xie Chun Gui, Wei Xiang, and Xie Wen Ming. As you see, Mr. Xie is the only person common to both boards. While Mr. Xie is a member of both the board of trustees of the university and the board of directors of the Company, he along with the members of each of the boards provides only policy guidance. Mr. Xie does not involve himself in the day to day operations of either the university or the Company. The day to day operations of each of the entities is controlled by a chief executive officer. In the case of the University, the chief executive officer is called the Principal; his name is Ling You Jiang. In the case of the Company it is the chief executive officer, who is WeiXiang. Each entity pursues very different businesses, with the university pursing its business as an accredited institution of higher learning and the Company pursuing a business of providing vocational training. Each entity is controlled by a different set of regulations with which it must comply. The University is under the jurisdiction of the Ministry of Education of the PRC. The Company is controlled by seven local labor departments, one in each of the provinces where the seven schools are located, as education laws in China are administered by local labor departments.

In addition to the desperate operating environments of the two entities, the Company has no obligation to finance losses of the university, if there should be losses, or to provide any additional financing for the university, if such financing became necessary.

.5. The disclosures that we will include in Amendment are attached to this letter.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

(c). It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federals securities laws.

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have. Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Sincerely,

 /s/ Xiang Wei

Mr. Xiang Wei

Chief Executive Officer

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of the results of operations and financial condition of the Company for the fiscal years ended December 31, 2010 and 2009, should be read in conjunction with the notes to the financial statements that are included elsewhere herein. The consolidated financial statements presented herein (and to which this discussion relates) reflect the results of operations of the company, its subsidiaries, and its variable interest entities, for the fiscal years ended December 31, 2010 and 2009. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, except as required by law. Readers are urged to carefully review and consider the various disclosures made throughout the entirety of this quarterly report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

COMPANY OVERVIEW

Organizational History

Wonder International Education & Investment Group Corporation (“US Wonder”) is a US holding company, incorporated in Arizona on April 21, 2008. On November 1, 2010, US Wonder acquired all of the outstanding capital stock of Anhui Lang Wen Tian Cheng Consulting & Management Co., Ltd. (“WFOE”), a Chinese company pursuant to the terms of a share exchange agreement. WOFE is a wholly owned subsidiary of US Wonder. On November 3, 2010, WFOE entered into a series of agreements with Anhui Wonder Education and Management Company, Ltd, a PRC company (“China Wonder”) including a Voting Right Proxy Agreement, Option Agreement, Equity Pledge Agreement, Consulting Services Agreement and Operating Agreement, China Wonder wholly owns seven separate vocational training schools in seven provinces in China. These schools are now famous non-governmental vocational education institutions in China. Wonder’s core business is to provide IT education. China Wonder's seven (7) vocational schools are in the following provinces of China: Anhui, Jiangsu, Zhejiang, Fujian, Henan, Hubei and Liaoning. Through our ownership of WFOE, we control China Wonder and the schools and have the ability to control any income produced by China Wonder.

Our United States offices are located at 8040 E. Morgan Trail, #18, Scottsdale, AZ 85258 and our phone number is 480-966-2020. Our PRC headquarters are located at 4-5/F, Xingke Building, 441 Huangshanlu, Hefei, Anhui, China and our phone number is 86-0551-3687892.

Business Introduction

China Wonder owns and operates seven separate vocational training schools located in seven provinces in China, namely Anhui, Jiangsu, Zhejiang, Fujian, Henan, Hubei and Liaoning. These schools are non-governmental vocational education institutions in China. Wonder’s core business is to provide IT education. It also provides job placement services to its students at no charge through its 12 employment centers located nationwide.

Summarized balance sheet information of the operating companies follows. The financial performance and cash flows of the Company are aligned with those of the WFOE and the operating companies. The Company controls the operations of the operating companies and their cash flows through the WFOE, which effects control over those operations through the various agreements which are described in Note 1 to the financial statements. The financial position, financial performance, and cash flows of the Company are totally dependent on the results produced by the operating companies.

China Wonder											Exchange Rate:
Balance sheet summary by school											6.336
For the year ended December 31, 2011
	In RMB
								CHINA			RMB	USD
SCHOOL	LN	HB	JS	ZJ	FJ	HN	AH	WONDER	TOTAL	ADJUSTMENTS	TOTAL	TOTAL

CURRENT ASSETS	715,829	1,196,735	623,733	3,448,901	323,045	1,008,055	26,782,484	11,049,651	45,148,433	(25,796,829)	19,351,583	3,054,227

FIXED ASSETS	799,744	840,820	779,020	1,805,216	767,092	940,081	45,067,325	9,188	51,008,486	—	51,008,486	8,050,582

OTHER ASSETS								240,000,000	240,000,000	—	240,000,000	37,878,788

TOTAL ASSETS	1,515,573	2,037,555	1,402,753	5,254,117	1,090,137	1,948,136	71,849,809	251,058,839	336,156,919	(25,796,829)	310,360,069	48,983,597

CURRENT LIABILITIES	954,079	403,139	860,403	4,888,326	541,343	1,405,554	27,193,606	35,785,624	72,032,074	25,557,004	97,589,078	15,402,317

TOTAL LIABILITIES	954,079	403,139	860,403	4,888,326	541,343	1,405,554	27,193,606	35,785,624	72,032,074	25,557,004	97,589,078	15,402,317

EQUITY	561,473	1,634,416	542,350	365,791	548,794	542,583	44,656,203	215,273,214	264,124,824	(51,353,833)	212,770,991	33,581,280

TOTAL LIABILITIES AND
EQUITY	1,515,552	2,037,555	1,402,753	5,254,117	1,090,137	1,948,137	71,849,809	251,058,838	336,156,898	(25,796,829)	310,360,069	48,983,597

SCHOOL RETAINED											RMB	USD TOTAL
EARNINGS BEGINNING	45,707	41,698	41,613	50,425	57,372	50,910	49,757	118,715,942	119,053,424		119,053,424

NET INCOME	165,766	1,874,310	90,736	4,015,367	82,022	641,673	30,001,110	54,707,272	91,578,256		91,578,256
TRANSFER TO CHINA
WONDER	(150,000)	(1,870,000)	(89,999)	(4,000,001)	(90,000)	(650,000)	(30,000,000)	36,850,000	—		—

RETAINED EARNINGS
ENDING	61,473	46,008	42,350	65,791	49,394	42,583	50,867	210,273,214	210,631,680	(51,353,833)	159,277,847	19,591,560